[Sun Communities, Inc. Letterhead]

May 12, 2009

VIA EDGAR AND FACSIMILE (703-813-6984)

Mr. Philip L. Rothenberg

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re: Sun Communities, Inc.

Registration Statement on Form S-3

Filed April 17, 2009

File No. 333-158623

Dear Mr. Rothenberg:

This letter is submitted on behalf of Sun Communities, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed on April 17, 2009 (File No. 333-158623) (the “Registration Statement”), as set forth in your letter dated May 4, 2009, addressed to me.

Comment:

Please file the undertaking required by Item 512(j) of Regulation S-K.

Response to Comment:

We have made the requested change.

Comment:

For your senior indenture and subordinated indenture, please file the statement of eligibility of the trustee as an exhibit as required by Item 601(b)(25) of Regulation S-K. If you do not know who the trustee will be at the time of effectiveness, you should file separately an electronic form type “305B2” after effectiveness, not on a post-effective amendment or a Form 8-K, and indicate this in the exhibit index.

Response to Comment:

We have made the requested change.

Please do not hesitate to contact me at (248) 208-2500 if any questions arise concerning the response contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,

By: /s/ Gary A. Shiffman
Gary A. Shiffman
Chief Executive Officer

cc: Lee Kellert, Esquire